King & Spalding LLP 1100 Louisiana Street Suite 4100 Houston, TX 77002-5213 Tel: +1 713 751 3200 Fax: +1 713 751 3290 www.kslaw.com

September 6, 2024

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Bradley Ecker Jennifer Angelini Charles Eastman Martin James

Re:	Glatfelter Corporation Registration Statement on Form S-4 Filed on August 23, 2024 File No. 333-281733

Dear Mr. Ecker:

On behalf of Glatfelter Corporation, a Pennsylvania corporation (the “Company”), we hereby respond to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 3, 2024, regarding the Company’s Registration Statement on Form S-4 (File No. 333-281733) filed on August 23, 2024 (the “Registration Statement”).

Please note for your convenience, we have included the Staff’s comments in boldface type and provided the Company’s response to the comment immediately thereafter. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

We have also attached as Exhibit A to this letter a proposed marked copy of the tax opinion to be filed as Exhibit 8.1 to the Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a proposed marked copy of the section entitled “Material U.S. Federal Income Tax Consequences”, in each case reflecting revisions responsive to the Staff’s comments, as well as a copy of the preliminary form of proxy card. Subject to any additional comments from the Staff, the Company intends to incorporate these and any other revisions responsive to the Staff’s comments in, include the preliminary form of proxy card as an appendix to, and file the revised tax opinion as Exhibit 8.1 to the Registration Statement with the Amendment No. 1 on the same day (or the day thereafter, if need be) that the Staff confirms no further comments and, following such filing, request effectiveness of the Registration Statement 48 hours thereafter, with a goal of going effective next week, if possible, as previously discussed.

Securities and Exchange Commission
September 6, 2024

Form S-4 filed August 23, 2024

Material U.S. Federal Income Tax Consequences, page 215

1.	We note you have included a short-form tax opinion as Exhibit 8.1 to the registration statement. Please revise this section to state clearly that the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. Refer to Sections III.B and III.C of Staff Legal Bulletin 19 for guidance. Without limitation, address the following:

•	Revise disclosures on pages 216 and 217 that appear to inappropriately condition the opinion: "Provided Berry receives the IRS Ruling and the Tax Opinion, the Spinco Distribution, so qualifies as a tax-free distribution, and the IRS Ruling and Tax Opinion continue to be valid, and in full force and effect" and "Provided that Berry receives the Tax Opinion, the Merger so qualifies as a 'reorganization,' and the Tax Opinion continues to be valid, and in full force and effect."

•	Revise disclosure on page 218 that assumes the reverse stock split will not be integrated, and effectively describes the related tax consequences hypothetically, to fully discuss the expected tax treatment and consequences. If this opinion is subject to uncertainty, counsel may issue a "should" or "more likely than not" opinion, disclose why it cannot give a "will" opinion, describe the degree of uncertainty in the opinion, and provide relevant risk factor disclosure.

In response to the Staff’s comment, the disclosures in the section entitled “Material U.S. Federal Income Tax Consequences” have been revised and are attached hereto in Exhibit A.

Exhibits

2.	Please revise the tax opinion filed as Exhibit 8.1 to address the following:

•	The assumptions in paragraphs (b)-(d) appear to inappropriately refer to the registration statement in contractual terms. Counsel may assume that the registration statement has been declared effective pursuant to the Securities Act. Refer to Section II.B.3.a of Staff Legal Bulletin 19.

•	The assumptions in paragraphs (c) and (d) appear overly broad. Refer to Sections II.B.3.a and III.C.3 of Staff Legal Bulletin 19 for guidance.

•	The statement, "no opinion should be inferred as to the tax consequences, whether federal, state, local or foreign, of any transactions related to the Statements," appears inconsistent with your opinion "as to the material United States federal income tax consequences of the Spinco Distribution . . . and the Merger."

In response to the Staff’s comment, Bryan Cave Leighton Paisner LLP has revised the tax opinion filed as Exhibit 8.1, and a marked copy is attached hereto in Exhibit A.

Securities and Exchange Commission
September 6, 2024

General

3.	Please include a form of proxy card marked as “preliminary” in your next amendment. Note that this should be filed as an appendix rather than an as exhibit. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

In response to the Staff’s comment, the Company will include a preliminary form of proxy card as an appendix to the Amendment No. 1, as provided in Exhibit A attached hereto.

* * * * * * * * * * * * *

If you have any questions or require any additional information regarding the foregoing, please contact me at (713) 276-7382.

Sincerely,
/s/ Jonathan B. Newton
Jonathan B. Newton

cc:	Jill L. Urey, Glatfelter Corporation

Robert J. Leclerc, King & Spalding LLP

Trevor G. Pinkerton, King & Spalding LLP

Jason K. Greene, Berry Global Group, Inc.

Eliot Robinson, Bryan Cave Leighton Paisner LLP

Tyler Mark, Bryan Cave Leighton Paisner LLP

Exhibit A

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following are the material U.S. federal income tax consequences (i) of the Spinco Distribution and the Merger to U.S. Holders (as defined below) of Berry common stock, and (ii) of the reverse stock split and the Merger to U.S. Holders of Glatfelter common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Berry common stock or Glatfelter common stock, as applicable, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion assumes that U.S. Holders of Berry common stock or Glatfelter common stock, as applicable, hold such stock as a capital asset for tax purposes (generally, assets held for investment). It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder's particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution, regulated investment company, real estate investment trust or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a stockholder that holds Berry common stock or Glatfelter common stock, as applicable, as part of a hedge, appreciated financial position, straddle, conversion or other risk reduction transaction;

•	a stockholder that holds Berry common stock or Glatfelter common stock, as applicable, in a tax-deferred account, such as an individual retirement account or a plan qualifying under Section 401(k) of the Code; or

•	a stockholder that acquired Berry common stock or Glatfelter common stock, as applicable, pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Berry common stock or Glatfelter common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Berry common stock or Glatfelter common stock should consult its own tax advisor.

This discussion of material U.S. federal income tax consequences does not address all potential U.S. federal income tax consequences of the Spinco Distribution, the Merger and the reverse stock split, including consequences that may depend on individual circumstances. In addition, it does not address any estate, gift or other non-income tax consequences, any tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax or any foreign, state or local tax consequences of the Spinco Distribution, the Merger and the reverse stock split. Each holder of Berry common stock should consult its own tax advisor as to the particular U.S. federal, state or local or foreign income or other tax consequences of the Spinco Distribution and the Merger to such holder. Each holder of Glatfelter common stock should consult its own tax advisor as to the particular U.S. federal, state or local or foreign income or other tax consequences of the reverse stock split and the Merger to such holder.

Tax Opinions and IRS Ruling

The completion of the Initial Spin, the Spinco Distribution, the Merger and certain related Transactions are conditioned upon the receipt by Berry, with a copy to Glatfelter, of (1) Tax Opinions from its tax counsel substantially to the effect that, among other things, for U.S. federal income tax purposes, (a) the Initial Spin, taken together with certain related Transactions, will qualify as a "reorganization" under Section 368(a)(1)(D) of the Code and a tax-free distribution under Section 355 of the Code, (b) the Spinco Distribution will qualify as a tax-free distribution under Section 355 of the Code and (c) the Merger will qualify as a "reorganization" under Section 368(a) of the Code, and (2) the IRS Ruling regarding the qualification of the Contribution, the Initial Spin, the Spinco Distribution, the Special Cash Payment and certain related Transactions for tax-free treatment.

In rendering the Tax Opinions, Berry's tax counsel will rely on, among other things, (1) customary representations and covenants made by Berry, Spinco and Glatfelter, (2) specified assumptions, including an assumption regarding the completion of the Initial Spin, the Spinco Distribution, the Merger and certain related Transactions in the manner contemplated by the Transaction Documents and (3) the IRS Ruling. If any of those representations, covenants or assumptions is inaccurate, or the facts upon which the Tax Opinions will be based are materially different from the facts at the time of the Initial Spin or the Spinco Distribution, the conclusions expressed in the Tax Opinions may be incorrect and the tax consequences of the Initial Spin, the Spinco Distribution and the Merger could differ from those described below. Opinions of counsel are not binding on the IRS. As a result, to the extent a conclusion expressed in the Tax Opinions is not also covered in the IRS Ruling, such conclusion could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Berry and its stockholders could be materially less favorable. Additionally, although the IRS Ruling is generally binding on the IRS, Berry, Spinco and Glatfelter will not be able to rely on the IRS Ruling if the factual representations made to the IRS in connection with the IRS Ruling request prove to be inaccurate or incomplete in any material respect, or if undertakings made to the IRS in connection with the request for the IRS Ruling are not satisfied. If this were to occur, the Initial Spin and the Spinco Distribution may not qualify (in whole or part) for tax-free treatment. As a result, the tax consequences to Berry and its stockholders could be materially less favorable.

Consequences of the Spinco Distribution and the Merger to U.S. Holders of Berry Common Stock

The Spinco Distribution

As described above, the completion of the Spinco Distribution is conditioned upon the receipt by Berry, with a copy to Glatfelter, of ~~an IRS Ruling and~~ a Tax Opinion from BCLP LLP substantially to the effect that, among other things, for U.S. federal income tax purposes, the Spinco Distribution, taken together with certain related Transactions, will qualify as a tax-free distribution under Section 355 of the Code, and the IRS Ruling regarding the qualification of the Distribution and certain related Transactions for tax-free treatment, which Berry received from the IRS on July 5, 2024. ~~Provided~~ If ~~Berry receives the IRS Ruling and the Tax Opinion,~~ the Spinco Distribution~~, so~~ qualifies as a tax-free distribution~~, and the IRS Ruling and Tax Opinion continue to be valid, and in full force and effect~~, then for U.S. federal income tax purposes:

•	The Spinco Distribution generally will not result in the recognition of income, gain or loss by Berry;

•	U.S. Holders of Berry common stock will not recognize income, gain or loss upon the receipt of Spinco common stock in the Spinco Distribution;

•	the aggregate tax basis of the shares of Spinco common stock distributed by way of a Spin-Off to a U.S. Holder of Berry common stock will be determined by allocating the aggregate tax basis of such U.S. Holder in the shares of Berry common stock with respect to which the pro rata distribution is made between such Berry common stock and the Spinco common stock received in proportion to the relative fair market values of each immediately following the Spinco Distribution; and

•	the holding period (for U.S. federal income tax purposes) of any shares of Spinco common stock received by a U.S. Holder of Berry common stock will include the holding period at the time of the completion of the Spinco Distribution of the shares of Berry common stock with respect to which the shares of Spinco common stock were received.

In general, if the Spinco Distribution were not to qualify as a tax-free distribution under Section 355 of the Code, each U.S. Holder who receives Spinco common stock in the Spinco Distribution would generally be treated as receiving a taxable distribution equal to the fair market value of the Spinco common stock received by such U.S. Holder in the Spinco Distribution. In the event that a U.S. Holder is treated as receiving a taxable distribution in the Spinco Distribution, such distribution would be treated as a taxable dividend to the extent of such U.S. Holder's allocable share of Berry's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and to the extent the distribution exceeds such earnings and profits, the distribution would constitute a return of capital and would first reduce the U.S. Holder's basis in its Berry common stock, but not below zero, and then would be treated as a gain from the sale of the Berry common stock. In addition, if the Spinco Distribution were not to qualify for nonrecognition treatment under Section 355 of the Code, Berry would recognize taxable gain on the Spinco Distribution, which could result in material tax liability to Berry.

Berry stockholders that have acquired different blocks of Berry common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, any shares of Spinco common stock they receive in the Spinco Distribution.

Even if the Spinco Distribution were otherwise to qualify generally for non-recognition treatment under Section 355 of the Code, the Spinco Distribution would be taxable to Berry (but not to Berry stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Berry or Spinco, directly or indirectly (including through acquisitions of the stock of Glatfelter after the completion of the Merger), as part of a plan or series of related transactions that includes the Spinco Distribution. For this purpose, any acquisitions of Berry or Spinco common stock (including through acquisitions of the stock of Glatfelter after the completion of the Merger) within the period beginning two years before the Spinco Distribution and ending two years after the Spinco Distribution are presumed to be part of such a plan, although Berry, Spinco or Glatfelter, as the case may be, may be able to rebut that presumption, depending on the facts and circumstances. For purposes of this test, the Merger will be treated as part of such a plan. If the IRS were to determine that other acquisitions of Berry common stock or Spinco common stock (including through acquisitions of the stock of Glatfelter after the completion of the Merger), either before or after the Spinco Distribution, were part of a plan or series of related transactions that included the Spinco Distribution, such determination, if sustained, could result in the recognition of a material amount of taxable gain by Berry under Section 355(e) of the Code.

In general, under the Tax Matters Agreement, the Glatfelter Group is required to indemnify Berry against any tax consequences arising as a result of certain prohibited actions taken by Glatfelter, Spinco or their respective subsidiaries. If the Spinco Distribution were to be taxable to Berry, the liability for payment of such tax by Berry, or by Glatfelter under the Tax Matters Agreement, could have a material adverse effect on Berry or Glatfelter, as the case may be.

The Merger

As described above, the completion of the Merger is conditioned upon the receipt by Berry, with a copy to Glatfelter, of a Tax Opinion from BCLP LLP substantially to the effect that the Merger will qualify as a "reorganization" under Section 368(a) of the Code. ~~Provided that~~If ~~Berry receives the Tax Opinion,~~ the Merger ~~so~~ qualifies as a "reorganization," ~~and the Tax Opinion continues to be valid, and in full force and effect,~~ then, for U.S. federal income tax purposes:

•	U.S. Holders of Spinco common stock will not recognize any income, gain or loss upon the receipt of Glatfelter common stock in the Merger (except for any gain or loss recognized with respect to the receipt of cash in lieu of fractional shares of Glatfelter common stock);

•	the aggregate tax basis of Glatfelter common stock received by a U.S. Holder of Spinco common stock in the Merger (including fractional shares of Glatfelter common stock deemed received and disposed of as described below) will be the same as the aggregate tax basis of the Spinco common stock for which it is exchanged;

•	the holding period (for U.S. federal income tax purposes) of Glatfelter common stock received in exchange for shares of Spinco common stock (including fractional shares of Glatfelter common stock deemed received and disposed of as described below) will include the holding period of the Spinco common stock for which it is exchanged;

•	a U.S. Holder of Spinco common stock who receives cash in lieu of a fractional share of Glatfelter common stock will be treated as having received the fractional share pursuant to the Merger and then as having sold that fractional share for cash. As a result, such U.S. Holder of Spinco common stock will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in his or her fractional share, determined as set forth above; and

•	any gain or loss recognized by a U.S. Holder described above will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the Closing Date, the holder's holding period for the relevant shares is greater than one year. For U.S. Holders of Spinco common stock that are noncorporate U.S. Holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

In general, if the Merger were not to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, a U.S. Holder would be required to recognize gain or loss equal to the difference, if any, between such U.S. Holder's adjusted tax basis in its Spinco common stock surrendered in the Merger and an amount equal to the fair market value of its shares of Glatfelter common stock received in the Merger, plus any cash received in lieu of fractional shares. Generally, in such event, a U.S. Holder's tax basis in the shares of Glatfelter common stock received in the Merger would equal the fair market value of such shares as of the date of the Merger, and such U.S. Holder's holding period with respect to such shares would begin on the day after the Merger.

Berry stockholders that have acquired different blocks of Berry common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, any shares of Glatfelter common stock received in the Merger.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require persons who own at least 5% of the total outstanding stock of Berry (by vote or value) and who receive Spinco common stock pursuant to the Spinco Distribution and persons who own at least 1% of the total outstanding stock of Spinco and who receive Glatfelter common stock pursuant to the Merger to attach to their U.S. federal income tax return for the year in which the Spinco Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Spinco Distribution and the Merger, as the case may be. Berry and/or Glatfelter will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of Spinco common stock in lieu of a fractional share of Glatfelter common stock in the Merger may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 24%) unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Consequences of the Reverse Stock Split and the Merger to U.S. Holders of Glatfelter common stock

The Reverse Stock Split

~~The following discussion assumes that for U.S. federal income tax purposes, the~~ In the opinion of BCLP LLP, the reverse stock split ~~would not be integrated or otherwise treated as part of a unified transaction with the Mergerany other transaction. Based on the above assumption, the reverse stock split, if implemented, will~~ qualifies~~y~~ as a tax-free recapitalization within the meaning of Section 368(a)(1)(E) of the Code,~~. Provided that the reverse stock split so qualifies,~~ and, for U.S. federal income tax purposes:

•	a U.S. Holder that receives a reduced number of shares of Glatfelter common stock pursuant to the reverse stock split will not recognize any gain or loss, except with respect to the amount of cash (if any) received in respect of a fractional share;

•	a U.S. Holder's aggregate tax basis in such holder's shares of Glatfelter common stock received in the reverse stock split will equal the aggregate tax basis of such holder's shares of Glatfelter common stock held immediately before the reverse stock split and exchanged therefor, but not including the tax basis of shares surrendered in exchange for cash received in respect of a fractional share of Glatfelter common stock, as applicable;

•	a U.S. Holder's holding period of shares of Glatfelter common stock received in the reverse stock split will include the holding period of the pre-reverse stock split shares of Glatfelter common stock exchanged therefor; and

•	a U.S. Holder that receives cash in lieu of a fractional share of Glatfelter common stock generally will recognize gain or loss equal to the difference (if any) between the amount of cash received and the U.S. Holder's tax basis in the shares of Glatfelter common stock surrendered that is allocated to such fractional share of Glatfelter common stock. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the shares of Glatfelter common stock surrendered in the reverse stock split exceeds one year at the effective time of the reverse stock split. Long-term capital gains of non-corporate U.S. Holders are generally subject to preferential tax rates. The deductibility of capital losses is subject to limitations.

Payments of cash to a U.S. Holder of Glatfelter common stock in lieu of a fractional share of Glatfelter common stock in connection with the reverse stock split may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 24%) unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Certain U.S. Holders of Glatfelter common stock may be required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains certain information described in applicable Treasury Regulations. U.S. Holders of Glatfelter common stock are advised to consult their own tax advisors with respect to the applicable reporting requirements.

The Merger

U.S. Holders of Glatfelter common stock will not receive any stock or other consideration in respect of their Glatfelter common stock pursuant to the Merger. Accordingly, U.S. Holders of Glatfelter common stock will not realize any gain or loss in respect of their Glatfelter common stock pursuant to the Merger.

Exhibit 8.1

Exhibit 8.1 Tax Opinion

September 6,~~August 23,~~ 2024

Treasure Holdco, Inc.
101 Oakley Street

Evansville, Indiana 47710

Re:      Exhibit 8.1 Opinion of Bryan Cave Leighton Paisner LLP as to certain tax matters for the Registration Statement on Form S-4 (No. 333-281733~~[•]~~), for Glatfelter Corporation. Ladies and Gentlemen:

We have acted as counsel to Treasure Holdco, Inc., a Delaware corporation (the “Company”), in connection with filing the Registration Statement on Form 10 (the “Securities Registration Statement”), as well as in connection with certain transactions entered into by the Company, as reflected within the Registration Statement on Form S-4 (No. 333-281733~~[•]~~) (the “Registration Statement”, and collectively with the Securities Registration Statement, the “Statements”). The Statements were filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2024. The securities are being registered in connection with a Reverse Morris Trust transaction, pursuant to the RMT Transaction Agreement, dated as of February 6, 2024, by and among Glatfelter Corporation, Treasure Merger Sub I, Inc., Treasure Merger Sub II, LLC, Berry Global Group, Inc., and the Company (“RMT Transaction Agreement”). Specifically, the Reverse Morris Trust Transaction consists of the mergers of (a) Treasure Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Glatfelter Corporation, with and into the Company, with the Company being the surviving corporation and a wholly owned Subsidiary of Glatfelter Corporation, and immediately thereafter (b) the Company with and into Treasure Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Glatfelter Corporation, with Treasure Merger Sub II, LLC being the surviving limited liability company and a wholly owned Subsidiary of Glatfelter Corporation, pursuant to the RMT Transaction Agreement. Unless otherwise indicated, each defined term has the meaning ascribed to it in the Agreement. The Merger will be preceded by the Separation, the Contribution, the Initial Spin, the Spinco Distribution, ~~and~~ the Spinco Special Cash Payment, and the reverse stock split.

In rendering our opinion: (i) we have examined and relied upon the Statements and such other agreements, instruments, documents and records of the Company as we have deemed necessary or appropriate for the purposes of our opinion; ~~and~~ (ii) we have assumed and relied upon ~~(a)~~ the authenticity of, and the genuineness of all signatures on, all documents, the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies, and the legal capacity of all natural persons executing documents; and (iii) we have relied upon the following additional assumptions (a~~b~~) the transactions will be consummated in accordance with the provisions of the RMT Transaction Agreement and the other Agreements as described in the Statements and the IRS Ruling (and no covenants or conditions described therein and affecting this opinion will be waived or modified), (b~~ii~~) the statements concerning the transactions and the parties thereto set forth in the RMT Transaction Agreement and the other Agreements, the Statements and the IRS Ruling are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the effective times of the Contribution, the Distribution, the reverse stock split, and the Merger and each of the ~~Registration~~ Statements and the Ruling Documents is true, complete and correct and will remain true, complete and correct at all times up to and including the effective times of the Separation, the Contribution, the Initial Spin, the Spinco Distribution, the Spinco Special Cash Payment, the reverse stock split, and the Merger, (c~~iii~~) the statements and representations (which statements and representations we have neither investigated nor verified) made by SpinCo, Remainco, RMT Partner, Merger Sub 1, and Merger Sub 2 in their respective Representation Letters are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the effective time of the Separation, the Contribution, the Initial Spin, the Spinco Distribution, the Spinco Special Cash Payment, the reverse stock split, and the Merger, (d~~iv~~) all statements and representations qualified by knowledge, expectation, belief, materiality or comparable qualification are and will be true, complete and correct as if made without such qualification, (e~~v~~) all documents submitted to us as originals are authentic, all documents submitted to us as copies conform to the originals, all relevant documents have been or will be duly executed in the form presented to us and all natural persons who have executed such documents are of legal capacity, and (f~~vi~~) all applicable reporting requirements have been or will be satisfied.

To: Date: September 6~~August 23~~, 2024 Page: 2

In addition, in rendering our opinion, we have considered the applicable provisions of (a) the Internal Revenue Code of 1986 as in effect on the date hereof (the “Code”), (b) the applicable Treasury Regulations as in effect on the date hereof (the “Regulations”), (c) current administrative interpretations by the Internal Revenue Service (the “Service”) of the Regulations and the Code, (d) existing judicial decisions, (e) such other authorities as we have considered relevant, and (f) our interpretation of the foregoing authorities, all of which preceding authorities are subject to change or modification at any time (possibly with retroactive effect). A change in applicable law may affect our opinion. In addition, our opinion is based solely on the documents that we have examined and the facts and assumptions set forth above. Any variation or difference in such documents or inaccuracies of such assumptions may affect our opinion. Our opinion cannot be relied upon if any of our assumptions are inaccurate in any material respect. We assume no responsibility to inform you of any subsequent changes in the matters stated or represented in the documents described above or assumed herein or in statutory, regulatory and judicial authority and interpretations thereof. We express our opinion only as to those matters specifically addressed in this letter, and no opinion has been expressed or should be inferred as to the tax consequences of the Spinco Distribution, ~~or~~ the Merger, or the reverse stock split under any state, local or foreign laws or with respect to other areas of U.S. Federal taxation.

Based upon the foregoing and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences,” we are of the opinion that, for U.S. federal income tax purposes, (a) the Distribution, taken together with certain related Transactions, will qualify as a tax-free distribution under Section 355 of the Code, with the U.S. federal income tax consequences to U.S. Holders (as defined in the Registration Statement) of Remainco common stock as described under “Material U.S. Federal Income Tax Consequences—The Distribution” in the Registration Statement, ~~and~~ (b) the Merger will qualify as a “reorganization” under Section 368(a) of the Code, with the U.S. federal income tax consequences to U.S. Holders (as defined in the Registration Statement) of Spinco common stock as described under “Material U.S. Federal Income Tax Consequences—The Merger” in the Registration Statement, and (c) the reverse stock split will qualify as a “recapitalization” under Section 368(a)(1)(E) of the Code, with the U.S. federal income tax consequences to U.S. Holders (as defined in the Registration Statement) of Glatfelter common stock as described under “Material U.S. Federal Income Tax Consequences—The Reverse Stock Split” in the Registration Statement. We express no opinion on any issue or matter relating to the tax consequences of the transactions related to the Statements, other than the opinion set forth above. We do not express any opinion herein concerning any law other than the laws of the United States to the extent specifically referred to herein. Our opinion is expressed as of the date hereof, and we are under no obligation to advise you of, supplement or revise our opinion to reflect any changes (including changes that have retroactive effect) (a) in applicable law or (b) that would cause any statement, representation or assumption herein to no longer be true or correct. This opinion represents judgments concerning complex and uncertain issues and is not binding upon the Internal Revenue Service or any other taxing authority. No assurance can be given that our opinion will not be challenged by the Internal Revenue Service or any other taxing authority, or that any such challenge will not be successful.

To: Date: September 6~~August 23~~, 2024 Page: 3

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Statements dated on or about the date hereof with the Commission as an exhibit to the Statements. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Bryan Cave Leighton Paisner LLP

Bryan Cave Leighton Paisner LLP

Bcc:	Frank A. Crisafi – Executing Partner

Suzanne M. Rodekohr –Second Partner Review

Preliminary Form of Proxy Card

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V55619-S96284 1. Share Issuance Proposal. To consider and vote on a proposal to approve the issuance of shares of common stock of Glatfelter, par value $0.01 per share (“Glatfelter common stock”), to Spinco stockholders in the Merger as contemplated by the RMT Transaction Agreement; 2. Charter Amendment Proposals. To consider and vote on the following separate proposals to approve the amendment of Glatfelter’s Amended and Restated Articles of Incorporation: 4. “Golden Parachute” Compensation Proposal. To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the “golden parachute” compensation payments that will or may be paid by Glatfelter to its named executive officers in connection with the Merger. 3. Omnibus Plan Proposal. To consider and vote on a proposal to approve the Magnera Corporation 2024 Omnibus Incentive Plan; and The Common Stock Authorization proposal is conditioned upon the approval and completion of the Reverse Stock Split proposal. If the Reverse Stock Split proposal is not approved, the Common Stock Authorization proposal will have no effect even if approved by Glatfelter shareholders. 2a. to increase the authorized shares of Glatfelter common stock from 120,000,000 shares to 240,000,000 shares (the “Common Stock Authorization proposal”); and 2b. to effect a reverse stock split of Glatfelter common stock at a ratio ranging from any whole number between 1-for-3 and 1-for-15, as determined by the Glatfelter Board of Directors in its discretion (the “Reverse Stock Split proposal”). For Against Abstain GLATFELTER CORPORATION GLATFELTER CORPORATION LAURA JONES 4350 CONGRESS STREET, SUITE 600 CHARLOTTE, NC 28209 The Board of Directors recommends you vote FOR the following proposals 1, 2a, 2b, 3 and 4: If voting by mail, this section must be completed for your vote to be counted. Please sign exactly as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. ! ! ! ! ! ! ! ! ! ! ! ! Do you plan to attend the virtual 2024 Glatfelter Special ! ! Shareholder Meeting? Yes No ! ! ! SCAN TO VIEW MATERIALS & VOTEw Your vote matters - here's how to vote! VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on October __, 2024 for shares held directly and by 11:59 p.m. Eastern Time on October __, 2024 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/GLT2024SM You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on October __, 2024 for shares held directly and by 11:59 p.m. Eastern Time on October __, 2024 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

V55620-S96284 Glatfelter Corporation 2024 Special Shareholder Meeting October __, 2024 at 8:00 a.m. Eastern Time www.virtualshareholdermeeting.com/GLT2024SM To be admitted to the Meeting Website, you must enter the 16-digit control number found on your proxy card, voting instruction form, or Notice of Special Meeting (“Notice”). You may vote the shares and ask questions during the Special Meeting by following the instructions available on the Meeting Website. We encourage you to access the Meeting Website prior to the start time to familiarize yourself with the virtual platform and ensure you can hear the streaming audio. Online access will be available starting at 7:45 a.m., Eastern Time, on October __, 2024. Important Notice Regarding the Availability of Proxy Materials for the 2024 Special Meeting of Shareholders to be Held October __, 2024: The Notice and Proxy Statement are available at www.proxyvote.com. IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — GLATFELTER CORPORATION CHARLOTTE, NORTH CAROLINA PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD OCTOBER __, 2024 AT 8:00 A.M. EASTERN TIME The undersigned shareholder of Glatfelter Corporation hereby appoints Thomas M. Fahnemann, David C. Elder, and Jill L. Urey and each of them, attorneys and proxies, with power of substitution in each of them, to vote and act for and on behalf of the undersigned at the Special Meeting of Shareholders of the Company ("Special Meeting") to be held virtually at www.virtualshareholdermeeting.com/GLT2024SM at 8:00 a.m. Eastern Time on October __, 2024, and at all adjournments thereof, according to the number of shares which the undersigned would be entitled to vote if then personally present, as indicated hereon and in their discretion, to the extent permitted by applicable law, rule or regulation, upon such other business as may come before the Special Meeting and hereby ratifies and confirms all that said attorneys and proxies may do or cause to be done by virtue hereof. Instructions on how to access the Special Meeting are provided in the proxy materials and can be obtained by contacting the Company at ir@glatfelter.com or at (717) 225-2746. When properly executed, this proxy will be voted as directed herein. It is agreed that, if no direction is given or directed on the other side of this proxy card, said attorneys and proxies are appointed WITH authority to vote FOR Proposals 1, 2a, 2b, 3 and 4. (PLEASE FILL IN, SIGN AND DATE ON THE OTHER SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE) (Continued and to be signed on reverse side)